UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 17602

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2007 and 2006

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	.......................1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	.......................2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	.......................3

NOTES TO FINANCIAL STATEMENTS	.......................4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	.......................10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Corporation

  Profit Sharing Plan

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Corporation Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 26, 2008

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Cash	$ 289,914	$ 409,530
Investments at fair value (Note 4)	128,418,511	129,662,716

Receivables
Accrued income	263,998	289,367
Employer contribution	8,730,095	8,101,476
Security transaction receivable	79,813	-
Total receivables	9,073,906	8,390,843

Total assets	137,782,331	138,463,089

LIABILITIES
Security transaction payable	42,445	10,670
Administrative expenses payable	28,806	23,296
Total liabilities	71,251	33,966

Net assets available for benefits	$ 137,711,080	$ 138,429,123

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income
Net appreciation/ (depreciation) in fair value of investments (Note 4)	$ (7,695,777)	$ 5,125,901
Interest and dividends	7,558,720	5,574,109
	(137,057)	10,700,010

Contributions
Employer contributions	8,730,095	8,101,476
Participant contributions	3,576,769	3,353,517
Participant rollovers	404,582	679,365
	12,711,446	12,134,358

Total additions	12,574,389	22,834,368

Deductions from net assets attributed to:
Benefits paid to participants	13,161,261	10,091,757
Administrative expenses	131,171	128,696
	13,292,432	10,220,453

Net increase/(decrease)	(718,043)	12,613,915

Net assets available for benefits
Beginning of year	138,429,123	125,815,208

End of year	$137,711,080	$138,429,123

See accompanying notes to financial statements.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees of Fulton Financial Corporation (the Company or the Employer) and its wholly owned subsidiaries that are not covered under the Company’s defined benefit and 401(k) plans and who have either (1) completed one year of service upon attaining age 21; or (2) have completed three years of service. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In connection with the mergers of certain qualified defined contribution plans into the Plan, the Plan shall receive and accept certain promissory notes from unpaid loans previously made by these qualified plans to participants.

Contributions: Participants in the Plan are classified as either “Category A” or “Category B” participants. In general, a Category A participant is a participant who was employed by the Corporation prior to January 1, 1996. A Category B participant is generally an employee of the Corporation that was hired after December 31, 1995. Special rules apply in the case of employees who transfer to and from affiliates that do not participate in this Plan.

Employer profit sharing contributions are made to the Plan equal to a specific percentage of participants’ compensation for the year. For Category A participants, the contribution percentage is 15% of compensation; for Category B participants, the contribution percentage is 10% of compensation. In any particular year, the Plan sponsor has the option of determining a different contribution amount.

Eligible employees, except highly compensated employees, may elect to make contributions up to a maximum dollar amount prescribed by law. Highly compensated employees may elect to make contributions up to the lessor of 6% of eligible compensation or the maximum amount allowed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their participant and employer contributions into various investment options offered by the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company contribution and Plan earnings/ (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

(Continued)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of five years of credited service.

Effective January 1, 2007, the Plan was amended to change the vesting schedule from a five year cliff vesting schedule to a five year graded vesting schedule.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed as either a lump sum or in installment payments over a period. The period over which benefits are paid is not to exceed either the life expectancy of the participant or the joint life expectancies of the participant and the participant’s beneficiary. Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2007 and 2006, there were $2,530 and $166 forfeitures available, respectively. Forfeitures used to reduce the employer contributions for the plan years ended December 31, 2007 and 2006 were $402,856 and $580,884, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are stated at fair value. Securities which are traded on national securities exchange, including Fulton Financial Corporation common stock and mutual funds, are valued at the last reported sales price on the last business day of the year. The Plan’s investments in common trust funds are valued at the aggregate of the fair values of the underlying securities. Purchases and sales of securities are reflected on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(Continued)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in net assets available for benefit has not yet been determined by management.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Payment of Benefits: Benefits are recorded when paid.

(Continued)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk: At December 31, 2007 and 2006, approximately 12% and 19%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

	December 31, 2007
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,344,996	$15,090,855
Fulton Financial Advisors Retirement Common Stock Fund	100,887	11,845,992
Fulton Financial Advisors Retirement Fixed Income Fund	628,267	12,433,857
Fidelity Advisor Mid Cap Value Fund	580,752	14,013,544
American Century Small Company Fund	1,216,633	10,134,556
Vanguard 500 Index Fund	142,830	15,945,529
Goldman Sachs Financial Square Government Fund	14,380,445	14,380,445
MFS Value Fund	451,646	12,036,359
MFS Research International Fund	551,328	11,037,591

	December 31, 2006
	Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	1,562,108	$26,087,204
Fulton Financial Advisors Retirement Common Stock Fund	123,004	13,124,760
Fulton Financial Advisors Retirement Fixed Income Fund	710,467	13,132,095
Fidelity Advisor Mid Cap Value Fund	542,678	13,784,017
American Century Small Company Fund	1,418,751	14,045,637
Vanguard 500 Index Fund	129,853	16,957,543
Goldman Sachs Financial Square Government Fund	13,265,749	13,265,749
MFS Value Fund	451,814	12,144,758

(Continued)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 – INVESTMENTS (Continued)

December 31, 2006

	Units or Shares	Fair Value
MFS Research International Fund	361,094	$ 7,120,779

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(7,695,777) and $5,125,901, respectively, as follows:

	2007	2006

Mutual funds	$ (1,973,280)	$ 3,626,703
Common trust funds	2,203,045	1,692,831
Fulton Financial Corporation common stock	(7,925,542)	(193,633)

	$ (7,695,777)	$ 5,125,901

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $1,007,181 at December 31, 2007 and $873,451 at December 31, 2006.

NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel, the Plan recordkeeper, totaled $108,921 and $102,916 for 2007 and 2006, respectively. Fees paid to Crowe Chizek and Company LLC, the auditor for the Plan, totaled $22,250 and $21,905 for 2007 and 2006, respectively.

Fees paid to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $0 and $3,875 for 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan had investments of $15,090,855 and $26,087,204, respectively, in Fulton Financial Corporation common stock. The Plan also has investments of $24,279,849 and $26,256,855 in common trust funds with Fulton Financial Advisors, the custodian of the Plan, at December 31, 2007 and 2006, respectively. Fulton Financial Advisors is a wholly-owned subsidiary of the Company. Approximately $897,214 and $923,334 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2007 and 2006, respectively.

(Continued)

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - STOCK DIVIDEND

The Company declared a 5% stock dividend on its common stock to all shareholders of record as of May 17, 2006.

NOTE 9 – SUBSEQUENT EVENT

Effective January 1, 2008 the employer amended the Plan for the purposes of (1) changing the name of the Plan, (2) expanding eligibility to include substantially all employees of the Employer and it subsidiaries, (3) reducing the Employer profit sharing contribution levels but at the same time adding a safe harbor matching contribution feature, (4) extending the profit sharing contributions to cover employees previously participating in the Employer’s Affiliates’ Defined Benefit Pension Plan, and (5) expanding the Plan’s definition of covered compensation to include essentially all W-2 reportable amounts except for certain limited exclusions. The Plan name changed to the Fulton Financial Corporation 401(k) Retirement Plan.

Effective May 13, 2008, the Fulton Financial Corporation 401(k) Savings Plan and Trust was merged into the Fulton Financial Corporation 401(k) Retirement Plan (formerly known as the Fulton Financial Corporation Profit Sharing Plan).

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number	001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value

		Common Trust Fund

*	Fulton Financial Advisors	Retirement Fixed Income Fund	$x	$12,433,857

*	Fulton Financial Advisors	Retirement Common Stock Fund	x	11,845,992

		Mutual Funds

	MFS Investment Management	MFS Value Fund	x	12,036,359

	Vanguard	Vanguard 500 Index Fund	x	15,945,529

	Vanguard	Vanguard Small Cap Value Index Fund	x	539,982

	Vanguard	Vanguard Mid Cap Index Fund	x	368,536

	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	x	14,380,445

	Goldman Sachs & Co.	Goldman Sachs Core Fixed Income Fund	x	1,297,107

	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fund	x	1,045,850

	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	x	14,013,544

	Fidelity Investments	Fidelity Advisor Small Cap Value Fund	x	975,753

	American Century Investments, Inc.	American Century Small Company Fund	x	10,134,556

	MFS Investment Management	MFS Research International Fund	x	11,037,591

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number	001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value

	Goldman Sachs & Co.	Goldman Sachs Financial Square Prime Obligation Fund	x	1,554

	T Rowe Price	T Rowe Price Growth Stock Fund	x	2,231,787

	T Rowe Price	T Rowe Price Retirement 2010 Fund	x	1,639,571

	T Rowe Price	T Rowe Price Retirement 2020 Fund	x	1,943,721

	T Rowe Price	T Rowe Price Retirement 2030 Fund	x	788,042

	T Rowe Price	T Rowe Price Retirement 2040 Fund	x	667,880

		Common Stock

*	Fulton Financial Corporation	Common Stock	x	15,090,855

				$128,418,511

* Party-in-interest

x All investments are participant directed, therefore, historical cost information is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Corporation Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL CORPORATION

PROFIT SHARING PLAN

Date: June 26, 2008	By: /s/ Louis Yoka Louis Yoka Senior Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Crowe Chizek and Company LLC